Mail Stop 3561

August 10, 2006

Mr. Martin Kropelnicki
Chief Financial Officer
California Water Service Group
1720 North First Street
San Jose, California 95112

> **RE:** **California Water Service Group**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Quarterly Period Ended March 31, 2006**
> **Filed March 13, 2006 and May 10, 2006**
> **File No. 001-13883**

Dear Mr. Kropelnicki:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Exhibit 13.1 Annual Report

Management's Discussion and Analysis of Results of Operations and Financial Condition

Liquidity and Capital Resources

1. In future filing please provide discussion of your operating cash flows. Refer to Item 303 of Regulation S-K.

Contractual Obligations

2. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt and estimated pension and other postretirement plan payments. Because the table is aimed at increasing transparency of cash flow, we believe these items should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Financial Statements

Consolidated Statements of Income

3. With reference to authoritative literature please tell us why your presentation of "Income taxes" as a component of operating income is appropriate. We note income taxes are not included in non-regulated income, net. Please tell us if the income tax impact of "Non-regulated income, net" is included in the "Income taxes" line item and if so, why you deem the presentation appropriate.

4. In future filings, please revise your net presentation of non-regulated income and expenses on one line item outside of operating income to a gross presentation. In this regard, we reviewed your response letter dated July 3, 2003 regarding your fiscal 2002 Form 10-K. In the letter you stated that your decision to present the non-regulated income and expenses as such was based on the insignificance of the individual components to your total operations. You did not consider gross presentation significant as each item was less than 3% of your revenue, operating expenses and net operating income. Fiscal 2005 non-regulated income is 7.15%

of net operating income. Please show us what your disclosure will look like revised in future filings.

Controls and Procedures

5. Please revise your future disclosures regarding your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosures in this filing and in your Form 10-Q for the quarterly period ended March 31, 2006 do not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend your Form 10-K and Form 10-Q accordingly.

6. You disclose that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives. As they are designed as such, your principal executive and financial officers' should say, if true, that they are effective at the "reasonable assurance" level. Please revise in future filings. Please also confirm that your disclosure controls and procedures were effective at the reasonable assurance level, or otherwise amend this Form 10-K accordingly.

Exhibits 31.1 and 31.2

7. Please confirm that the inclusion of your CEO and CFO's title in this filing and in your Form 10-Q for the quarterly period ended March 31, 2006 was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Donna DiSilvio at (202) 551-3202. Any other questions may be directed to me at (202) 551-3841.

Sincerely,

Michael A. Moran
Branch Chief